November 2017
Preliminary Pricing Supplement

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-213265

Dated November 16, 2017

BofA Finance LLC

15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year

U.S. Dollar ICE Swap Rates, due November 30, 2032
Fully and Unconditionally Guaranteed by Bank of America Corporation

The 15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates (the “notes”), are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. The notes have the terms described in this document and in the accompanying prospectus supplement and prospectus. Subject to the credit risk of BofA Finance and BAC, we will pay the principal amount of the notes, together with any accrued and unpaid interest, on the maturity date.

As further described below, we have the right to call the notes, in whole but not in part, on any quarterly call date, beginning November 30, 2018, at a redemption price equal to the principal amount plus any accrued and unpaid interest. Subject to our quarterly call right, interest will accrue on the notes (i) in year 1: at a fixed rate of 7.00% per annum and (ii) in years 2 to maturity: at a rate per annum equal to the product of (a) 7.00 and (b) the amount by which the 30-Year U.S. Dollar ICE Swap Rate (“CMS30”) exceeds the 2-Year U.S. Dollar ICE Swap Rate ( “CMS2”) on the applicable interest determination date, expressed as a percentage (such amount, which may be negative, the “spread differential”). In no event will the interest rate applicable to any interest period in years 2 to maturity be greater than 7.50% per annum or less than 0.00% per annum. The notes provide an above-market interest rate in year 1; however, for each interest period in years 2 to maturity, the notes will not pay any interest with respect to an interest period if the spread differential is equal to or less than 0.00% on the related quarterly interest determination date.

All payments on the notes are subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes. The notes will not be listed on any securities exchange.

SUMMARY TERMS
Issuer:		BofA Finance LLC (“BofA Finance”)
Guarantor:		Bank of America Corporation (“BAC”)
Aggregate principal amount:		$
Principal amount:		$1,000 per note
Pricing date:		November 28, 2017
Original issue date:		November 30, 2017 (2 business days after the pricing date)
Maturity date:		November 30, 2032
CMS30 and CMS2:		The 30-year USD ICE Swap Rate (“CMS30”) and the 2-year USD ICE Swap Rate (“CMS2”). See “The 30-Year U.S. Dollar ICE Swap Rate (CMS30) and the 2-Year U.S. Dollar ICE Swap Rate (CMS2)” below.
Spread differential:		CMS30 – CMS2
Interest:

From and including the original issue date to but excluding November 30, 2018 (the “fixed interest rate period”): 7.00% per annum

From and including November 30, 2018 to but excluding the maturity date (the “floating interest rate period”):

For each interest period, a variable rate per annum equal to the product of (a) 7.00 and (b) the spread differential.

In no event will the interest rate applicable to any interest period during the floating interest rate period be greater than 7.50% per annum or less than 0.00% per annum.

Beginning November 30, 2018, it is possible that you could receive little or no interest on the notes. If, on the related interest determination date, the spread differential is equal to or less than 0.00%, interest will accrue at a rate of 0.00% for that interest period.

Interest periods:		Quarterly. Each interest period (other than the first interest period, which will begin on, and will include, the issue date) will begin on, and will include, a scheduled interest payment date, and will extend to, but will exclude, the next succeeding scheduled interest payment date (or the maturity date, as applicable).
Interest determination date:		The second U.S. government securities business day (as defined below) prior to the beginning of the applicable quarterly interest period.
Interest payment dates:		Quarterly, on February 28 (February 29 in the case of a leap year), May 30, August 30 and November 30 of each year, beginning on February 28, 2018, and ending on the maturity date, subject to postponement as described in “Additional Information About the Notes—Business day” below.
Early redemption at our option:		On any call date, we have the right, but not the obligation, to call the notes, in whole but not in part, at a price equal to the principal amount to be redeemed plus any accrued and unpaid interest. In order to call the notes, we will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable call date. No further payments will be made on the redeemed notes once they have been redeemed.
Call dates:		Quarterly, on February 28 (February 29 in the case of a leap year), May 30, August 30 and November 30 of each year, beginning on November 30, 2018 and ending on August 30, 2032, subject to postponement as described in “Additional Information About the Notes—Business day” below.
Payment at maturity:		If not earlier redeemed, the payment at maturity per note will be the principal amount plus accrued and unpaid interest, if any.
Calculation agent:		Merrill Lynch Capital Services, Inc. (“MLCS”), an affiliate of the issuer.
Selling agent:		Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of the issuer. See “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest.”
CUSIP:		09709TCD1
Commissions and issue price:	Public offering price	Agent’s commissions and fees(3)	Proceeds to issuer
Per note	$1,000	$20(1)
		$5(2)	$975
Total	$	$	$

(1)	Selected dealers, including Morgan Stanley & Co. LLC (“MS & Co.”) and Morgan Stanley Wealth Management, will purchase the notes for distribution at a purchase price of $975 per $1,000 in principal amount. See “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest.”
(2)	Reflects a structuring fee retained by Morgan Stanley Wealth Management of $5 per $1,000 in principal amount in relation to the notes that it distributes.
(3)	In addition to any fees indicated above, MLPF&S or one of our other affiliates may pay a fee of up to $15 per $1,000 in principal amount to MS & Co. or one of its affiliates in connection with hedging activities related to the notes.

The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the notes.

The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is expected to be between $880 and $940 per $1,000 in principal amount. See “The Notes” on page PS-2 of this pricing supplement, “Risk Factors” beginning on page PS-4 of this pricing supplement and “Additional Information About the Notes—Structuring the notes” beginning on page PS-10 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this document, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this document, or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement and Prospectus dated November 4, 2016

15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

The Notes

The 15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032 (the “notes”) are our senior unsecured debt securities. All payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated debt. All payments due on the notes, including the repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

Capitalized terms used but not defined in this document have the meanings set forth in the accompanying prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this pricing supplement, we have provided the initial estimated value range for the notes. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-4, and the section below, “Additional Information About the Notes—Structuring the notes.”

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15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

Hypothetical Examples of Interest Payments During the Floating Interest Rate Period

Below are three examples of the calculation of the annualized interest rate payable on a quarterly interest payment date occurring after November 30, 2018 for the notes. These examples are for purposes of illustration only. The actual annualized interest rate to be applied in calculating the interest payable on the notes for any quarterly interest period after the first four quarterly interest periods will depend on the actual levels of CMS30 and CMS2 and the actual spread differential (i.e., CMS30 – CMS2) on the applicable interest determination date.

Example 1: The hypothetical CMS30 is substantially greater than the hypothetical CMS2 on the interest determination date:

Hypothetical CMS30:	4.80%
Hypothetical CMS2:	2.00%
7.00 × (4.80% – 2.00%) =	19.60%
Interest rate payable for that quarterly interest period = 7.50% per annum (the interest rate cannot be greater than 7.50% per annum)
Example 2: The hypothetical CMS30 is greater than the hypothetical CMS2 on the interest determination date:
Hypothetical CMS30:	3.25%
Hypothetical CMS2:	2.85%
7.00 × (3.25% – 2.85%) =	2.80%
Interest rate payable for that quarterly interest period = 2.80% per annum
Example 3: The hypothetical CMS30 is less than the hypothetical CMS2 on the interest determination date:
Hypothetical CMS30:	3.75%
Hypothetical CMS2:	3.95%
7.00 × (3.75% – 3.95%) =	-1.40%

Interest rate payable for that quarterly interest period = 0.00% per annum (the interest rate cannot be less than 0.00% per annum). If, on any interest determination date, the spread differential is equal to or less than 0.00%, interest will accrue at a rate of 0.00% for that interest period.

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15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-4 of the prospectus supplement and page 7 of the prospectus identified below under “Additional Information About the Notes.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	It is possible that after the first four quarterly interest periods, you may not earn a return on your investment. The interest payable on the notes during any quarterly interest period, except for the first four quarterly interest periods, will depend on the spread differential, which will be determined as of the relevant interest determination date. As a result, you could receive little or no interest payments on one or more of the interest payment dates (except for the first four interest payment dates) during the term of the notes. After the first four quarterly interest periods, if CMS30 is equal to or less than CMS2, the spread differential will be zero or negative and as a result, you will not receive any interest for the relevant interest period. This will be the case for an interest period even if the spread differential exceeds zero on one or more days after the applicable interest determination date or during the interest period. If the spread differential is constantly less than or equal to zero on each interest determination date over the term of the notes, even if the spread differential exceeds zero during other days during each quarterly interest period, your return on the notes would be limited to the first four quarterly fixed interest payments.

We have no control over various matters, including economic, financial and political events, which may affect the levels of CMS30 and CMS2, and thus the spread differential. In recent years, the spread differential has been volatile, and such volatility may be expected in the future. However, historical performance is not necessarily indicative of what may occur in the future. You should have a view as to U.S. Dollar ICE Swap Rates and related interest rate movements, and must be willing to forgo guaranteed market rates of interest for most of the term of the notes, before investing.

▪	After the first four quarterly interest periods, the interest payable on the notes during any quarterly interest period will not reflect changes in the level of CMS30 relative to CMS2 other than on the interest determination dates. After the first four quarterly interest periods, changes in the level of CMS30 relative to CMS2 during the term of the notes other than on the interest determination dates will not affect the interest payable on the notes. The calculation agent will calculate the interest payable during any quarterly interest period, except for the first four quarterly interest periods, based on the difference between CMS30 and CMS2 on the interest determination dates. No other levels of CMS30 and CMS2 will be taken into account. As a result, after the first four quarterly interest periods, you will receive no interest payment for a quarterly interest period even if CMS30 is greater than CMS2 at certain times during the term of the notes before CMS30 decreases and/or CMS2 increases such that the spread differential is less than or equal to zero as of the applicable interest determination date.
▪	Your return is limited by the cap on the interest rate. After the first four quarterly interest periods, the interest rate applicable to any interest period will be variable and will not be greater than 7.50% per annum. Accordingly, if the spread differential is greater than zero on any interest determination date during the term of the notes, your return on the notes may not reflect the full extent of the spread differential multiplied by 7.00. As a result, you will not get the benefit of any increase in the spread differential above a level of approximately 1.07% as of any interest determination date. Therefore, the maximum quarterly interest payment you can receive during the floating interest rate period will be $18.75 for each $1,000 principal amount of the notes.
▪	Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. The return on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.
▪	The notes are subject to early redemption at our option. On each call date, at our option, we may redeem your notes in whole, but not in part. We are more likely to redeem the notes prior to their maturity date to the extent that the spread differential is positive and results in an amount of interest payable on the notes that is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the market value of your notes. It is our sole option whether to redeem your notes prior to maturity on any call date and we may or may not exercise this option for any reason. If your notes are redeemed early, you will not have the right to receive any future interest payments that you may otherwise have received. Further, if your notes are redeemed early, you may not be able to reinvest the early redemption payment at a comparable return for a similar level of risk.
▪	An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of 15 years, subject to our right to call the notes as set forth in this pricing supplement. By purchasing notes with a relatively longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk

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15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

available at that time. In addition, if you tried to sell your notes at such time, their value in any secondary market transaction would also be adversely affected.

▪	All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. All payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments of interest and principal on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of the difference between CMS30 and CMS2. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the difference between CMS30 and CMS2 during the term of the notes, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

▪	We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.
▪	The public offering price you pay for the notes will exceed the initial estimated value. The range of initial estimated value that is provided on the cover page of this preliminary pricing supplement, and the estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.
▪	The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of CMS30 and CMS2, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Additional Information About the Notes—Structuring the notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	We will not list the notes and we cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in levels of the spread differential. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

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15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

▪	Recent regulatory investigations regarding potential manipulation of CMS30 and CMS2 rates may adversely affect your notes. It has been reported that certain U.S. and non-U.S. regulators are investigating potential manipulation of CMS30, CMS2 and other swap rates. If such manipulation occurred, it may have resulted in CMS30 and/or CMS2 being artificially lower (or higher) than it or they would otherwise have been. Any changes or reforms affecting the determination or supervision of CMS30 and/or CMS2 in light of these investigations may result in a sudden or prolonged increase or decrease in reported CMS30 and/or CMS2, as applicable, which may have an adverse impact on the trading market for CMS-benchmarked securities, such as the notes, the market value of your notes and the payments on your notes after the first four quarterly interest periods.
▪	Uncertainty about the future of LIBOR and the potential discontinuance of LIBOR may adversely affect the value of the notes. CMS30 and CMS2 are based on hypothetical interest rate swaps referencing 3-month U.S. dollar LIBOR. The Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, has recently announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. At this time, it is not possible to predict the effect of any such changes on 3-month U.S. dollar LIBOR and, therefore, CMS30 and CMS2. Uncertainty as to the nature of such potential changes or other reforms may adversely affect the payments on the notes after the first four quarterly interest periods, and accordingly, the value of and the trading market for the notes during the term of the notes.

If on a U.S. government securities business day, CMS30 and/or CMS2 is not quoted on the Reuters Screen ICESWAP1 Page (or any successor page) because of the unavailability of 3-month U.S. dollar LIBOR or otherwise, then the calculation agent will determine applicable CMS rate using the alternative methods set forth on page PS-9 under “Additional Information About the Notes—Unavailability of CMS30 or CMS2.” If, as set forth on page PS-9, a published CMS30 and/or CMS2 is unavailable after the first four quarterly interest periods and swap rate dealers are unwilling to provide quotations for the calculation of CMS30 and/or CMS, as applicable, then the applicable CMS rate will be determined by the calculation agent, in its sole discretion, and in a fair and reasonable manner. CMS30 and/or CMS2 determined in this manner may be different from the rate that would have been published on the applicable Reuters page and may be different from other published levels, or other estimated levels, of CMS30 and/or CMS2, as applicable. The exercise of this discretion by the calculation agent could adversely affect the value of, payments on and trading market for the notes and may present the calculation agent, which is an affiliate of the issuer, with a conflict of interest.

▪	If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.
o	The difference between CMS30 and CMS2 is expected to affect the market value of the notes. We expect that the market value of the notes will depend substantially on the amount by which CMS30 exceeds CMS2, and expectations of the amount by which CMS30 will exceed CMS2 in the future, if at all. In general, assuming all other factors that can impact the value of the notes being equal, the value of the notes will increase when expectations as to the future levels of CMS30 relative to CMS2 increases, and the value of the notes will decrease when expectations as to the future levels of CMS30 relative to CMS2 decreases. The levels of CMS30 and CMS2 may change at rates that are different from one another. If you sell your notes when the annual interest payable on the notes is less than, or expected to be less than, market interest rates (as compared to traditional interest-bearing debt securities), you may receive less than the principal amount that would be payable at maturity. Although long-term interest rates directionally follow short-term interest rates, movements in long-term interest rates generally tend to be smaller than movements in short-term interest rates. As such, when short-term interest rates rise, the difference between CMS30 and CMS2 tends to narrow (the curve of the spread flattens); conversely, when short-term interest rates fall, the spread widens (the curve of the spread becomes steeper). Consequently, after the first four quarterly interest periods, the annualized rate of interest payable on the notes and the market value of the notes may be more likely to decrease in an increasing interest rate environment than in a declining interest rate environment. In addition, because the interest rate payable on the notes is capped at 7.50% per annum after the first four quarterly interest periods, we do not expect that the notes will trade in any secondary market at a price that is greater than a price that reflects the cap.
o	Changes in the levels of interest rates may affect the market value of the notes. The level of interest rates in the United States may affect the U.S. economy and, in turn, the magnitude of the difference between CMS30 and CMS2. Changes in prevailing interest rates may decrease the difference between CMS30 and CMS2 relative to previous periods, which would decrease the interest rate on the notes after the first four quarterly interest periods. This, in turn, may decrease the market value of the notes. Further, the notes are subject to early redemption at our option beginning on

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November 30, 2018 and an interest rate cap of 7.50% per annum after the first four interest periods, which will limit the potential upside to investors when CMS30 exceeds CMS2. As a result, we anticipate that the potential for the notes to trade above their par value in the secondary market, if any, is extremely limited—likely only during the first year of the term of the notes, and in a declining interest rate environment.

o	Volatility of the difference between CMS30 and CMS2. Volatility is the term used to describe the size and frequency of market fluctuations. During recent periods, the difference between CMS30 and CMS2 has had periods of volatility, and this volatility may vary during the term of the notes. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the difference between CMS30 and CMS2 may have an adverse impact on the market value of the notes.
o	Economic and other conditions generally. Interest payable on the notes after the first four quarterly interest periods is expected to be correlated to the difference between long-term interest rates (as represented by CMS30) and short-term interest rates (as represented by CMS2). Prevailing interest rates may be influenced by a number of factors, including general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, and other financial, political, regulatory, and judicial events. These factors interrelate in complex ways, and may disproportionately affect short-term interest rates relative to long-term interest rates, thereby potentially lowering the difference between CMS30 and CMS2, and consequently adversely affecting the market value of your notes.
o	Our and the Guarantor’s financial condition and creditworthiness. Our and the Guarantor’s perceived creditworthiness, including any increases in our respective credit spreads and any actual or anticipated decreases in our respective credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our or the Guarantor’s credit spreads or an improvement in our of the Guarantor’s credit ratings will not necessarily increase the market value of the notes.
o	Time to maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the level of CMS30 relative to CMS2 prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach a value that reflects the remaining interest payments on the notes based on the then-current difference between CMS30 and CMS2.
▪	Our trading and hedging activities may create conflicts of interest with you. We, the Guarantor, or one or more of our affiliates, including the selling agent, may engage in trading activities related to one or both of CMS30 and CMS2 that are not for your account or on your behalf. These entities also may issue or underwrite other financial instruments with returns linked to CMS30 and/or CMS2. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our affiliates, including the selling agent, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the levels of CMS30 and/or CMS2 or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor, or our affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and CMS30 and/or CMS2. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. Each of these parties will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our affiliates, including the selling agent, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

▪	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, MLCS, will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that the calculation agent would be required to make if one or both of CMS30 and CMS2 are unavailable. See “Additional Information About the Notes—Unavailability of CMS30 or CMS2” below. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.
▪	You must rely on your own evaluation of the merits of an investment linked to U.S. Dollar ICE Swap Rates. In the ordinary course of their businesses, BAC or our affiliates may have expressed views on expected movements in the U.S. Dollar ICE Swap Rates and related interest rates, and may do so in the future. These views or reports may be communicated to our respective clients and clients of our respective affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to U.S. Dollar ICE Swap Rates may at any time have significantly different views from

November 2017	Page PS-7

15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

those of BAC or our affiliates. For these reasons, you are encouraged to derive information concerning the U.S. Dollar ICE Swap Rates and related interest rates from multiple sources, and you should not rely on the views expressed by BAC or our affiliates.

Neither the offering of the notes nor any views which we, the Guarantor or our other affiliates from time to time may express in the ordinary course of our or their businesses constitutes a recommendation as to the merits of an investment in the notes.

▪	The historical performance of CMS30 or CMS2 should not be taken as an indication of its future performance. The difference between CMS30 and CMS2 will determine the interest payable for each interest period during the floating interest rate period. The historical performance of either CMS rate does not give an indication of its future performance. As a result, it is impossible to predict whether the spread differential will be positive for any interest period during the floating interest rate period. The levels of CMS30 and CMS2 will be influenced by complex and interrelated economic, financial and political factors. There can be no assurance that the spread differential for any interest period during the floating interest rate period will be positive so that you will receive any interest for that interest period.
▪	You should consider the tax consequences of investing in the notes. You may be required to include income on the notes over their term, even though the amount of interest payable on the notes after the first year of their term is uncertain. The notes are considered to be issued with original issue discount, and you will be required to include income on the notes over their term based upon a comparable yield. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

* * *

Investors in the notes should review the additional risk factors set forth beginning on S-4 of the accompanying prospectus supplement prior to making an investment decision.

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15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional provisions:
Unavailability of CMS30 or CMS2:	If, on any interest determination date, CMS30 or CMS2 is not quoted on the Reuters Screen ICESWAP1 Page, or any page substituted for that page, then the applicable CMS rate will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three swap dealers chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 30 years or 2 years, as applicable, commencing on the applicable date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three swap dealers chosen by it to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant interest determination date will be the arithmetic mean of the quotations. If two quotations are provided, the rate for the relevant interest determination date will be the arithmetic mean of the two quotations. If only one quotation is provided, the rate for the relevant interest determination date will equal that one quotation. If no quotations are available, then CMS30 or CMS2, as applicable, will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant interest determination date.
U.S. government securities business day:	U.S. government securities business day means any day, other than a Saturday, Sunday, or a day on which The Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Business day:

If any interest payment date, call date or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.

A “business day” means any weekday that is not a legal holiday in New York, New York and is not a day on which banking institutions in that city are authorized or required by law or regulation to be closed.

Interest reset date:

Quarterly, on February 28 (February 29 in the case of a leap year), May 30, August 30 and November 30 of each year, beginning on November 30, 2018, and ending on August 30, 2032.

The calculation agent will determine the applicable interest rate for each interest period on the interest determination date. Once determined by the calculation agent, the applicable interest rate for each quarterly interest period will apply from and including the interest reset date, through, but excluding, the next interest reset date (or the maturity date, as applicable).

Day-count convention:	30/360
Record date:	For book-entry only notes, one business day in New York, New York prior to the applicable interest payment date. If the notes are not held in book-entry only form, the record date will be the fifteenth calendar day preceding the applicable interest payment date, whether or not such record date is a business day. The final interest payment will be paid to the person who receives the payment at maturity.
Same-day settlement and payment:	The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

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15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

Events of default and rights of acceleration:	If an event of default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the principal amount plus any accrued and unpaid interest. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.
Minimum denominations:	$1,000 and whole multiples of $1,000
Calculation agent:	MLPF&S
Supplemental information regarding plan of distribution; conflicts of interest:

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal, and will not receive an underwriting discount. MS & Co. and its affiliate, Morgan Stanley Wealth Management, and any other dealers that distribute the notes will purchase the notes for distribution at the price indicated on the cover page. MS & Co. will also receive an additional fee of up to 1.5% of the principal amount in connection with hedging activities related to the notes.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

MLPF&S may use the pricing supplement relating to the notes, and the prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, it is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes. During an initial period after the issuance of the notes, at MLPF&S’s discretion, any repurchase price paid by MLPF&S may be closer to the amount that you paid for the notes than to their estimated initial value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds their estimated value.

Structuring the notes:

The notes are our debt securities, the return on which is linked to the performance of CMS30 relative to CMS2. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes at the time the terms of the notes are set and on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of CMS30 and CMS2, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less

November 2017	Page PS-10

15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

than any expected amounts. For further information, see “Risk Factors” beginning on page PS-4 above.
Where you can find more information:

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read these documents, this document, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

The terms and risks of the notes are contained in this document and in the following:

¡      Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:
https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Contact:	Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

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The 30-Year U.S. Dollar ICE Swap Rate (CMS30) and the 2-Year U.S. Dollar ICE Swap Rate (CMS2)

General

“CMS30” means the 30-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable interest determination date. This rate is one of the market-accepted indicators of longer-term interest rates.

“CMS2” means the 2-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable interest determination date. This rate is one of the market-accepted indicators of shorter-term interest rates.

The rate reported on Reuters Page ICESWAP1 (or any successor page thereto) is calculated by ICE Benchmark Administration Limited based on tradeable quotes for the related interest rate swap of the relevant tenor that is sourced from electronic trading venues.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR (or the then relevant industry accepted floating rate) for that same maturity.

Historical Levels of CMS30 and CMS2

The following table sets forth the historical month-end spread between CMS30 and CMS2 from January 2008 through October 2017. The spread between CMS 30 and CMS2 on November 10, 2017 was 0.7480%. The following graph sets forth the historical daily spread (expressed in basis points, where 100 basis points equals 1%) between CMS30 and CMS2 over the same time period. This data is not intended to be indicative of the future performance of the difference between CMS30 and CMS2 or what the value of or return on the notes may be. Any historical upward or downward trend in the difference between CMS30 and CMS2 during any period set forth below is not an indication that such difference is more or less likely to increase or decrease in value at any time over the term of the notes or that these represent what the difference would have been on any hypothetical interest determination date.

	2008	2009	2010	2011	2012	2013	2014
January	1.8360%	1.7670%	3.2950%	3.5030%	2.1650%	2.5900%	3.1330%
February	2.3080%	1.7620%	3.3520%	3.4060%	2.2190%	2.5510%	3.1400%
March	2.1780%	1.8190%	3.3210%	3.3500%	2.3940%	2.5670%	2.9960%
April	1.6760%	2.1030%	3.1300%	3.3840%	2.2560%	2.4530%	2.9220%
May	1.6500%	2.8380%	2.8150%	3.3090%	1.7390%	2.7690%	2.7900%
June	1.3930%	2.6340%	2.7500%	3.3920%	1.9310%	2.9480%	2.7350%
July	1.5420%	2.7440%	2.9900%	3.2420%	1.9120%	3.2150%	2.5580%
August	1.4520%	2.7670%	2.5160%	2.6860%	2.1030%	3.1490%	2.3420%
September	1.2330%	2.6190%	2.7420%	2.6500%	2.1850%	3.1940%	2.3490%
October	1.6190%	2.9230%	3.1500%	2.4360%	2.2290%	3.1790%	2.3570%
November	0.9280%	3.0370%	3.0340%	2.0960%	2.1750%	3.3850%	2.1940%
December	1.2510%	3.1040%	3.3410%	1.8710%	2.3560%	3.4230%	1.8200%

	2015	2016	2017
January	1.4570%	1.4150%	1.1280%
February	1.6270%	1.2160%	1.0400%
March	1.5750%	1.2820%	1.0450%
April	1.7240%	1.3090%	0.9640%
May	1.7670%	1.1150%	0.9260%
June	2.0370%	1.0650%	0.9280%
July	1.8060%	0.8750%	0.9640%
August	1.8000%	0.6590%	0.8520%
September	1.7730%	0.7660%	0.8100%
October	1.7060%	0.9630%	0.8190%
November	1.5330%	1.1710%
December	1.4480%	1.1370%

November 2017	Page PS-12

15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

Movements in CMS30 and CMS2 have historically been correlated to some extent, but not exactly, to movements in the 30-Year ICE Treasury Rate and 2-Year ICE Treasury Rate, respectively. The first graph below reflects the month-end CMS30 relative to the month-end 30-Year ICE Treasury Rate during the period from January 2008 through October 2017; the second graph reflects the month-end CMS2 relative to the month-end 2-Year ICE Treasury Rate during the same period.

November 2017	Page PS-13

15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

Interest payable on the notes after the first four quarterly interest periods will be imperfectly correlated to the difference between long-term interest rates (as measured by CMS30) and short-term interest rates (as measured by CMS2). Although long-term interest rates directionally follow short-term interest rates, movements in long-term interest rates generally tend to be smaller than movements in short-term interest rates. As such, when short-term interest rates rise, the difference between CMS30 and CMS2 tends to narrow (the curve of the spread flattens); conversely, when short-term interest rates fall, the spread widens (the curve of the spread becomes steeper). After the first four quarterly interest periods, interest payable on the notes will be greater the wider the spread between CMS30 and CMS2, and the steeper the curve of the spread, as of each interest determination date.

The difference between long-term interest rates and short-term interest rates is influenced by a number of factors, including (but not limited to) monetary policy, fiscal policy, inflation, and fundamental demand conditions. These factors interrelate in complex, and sometimes ambiguous, ways. Any factor which reduces the supply of or increases the demand for money available for borrowing will generally disproportionately affect short-term interest rates relative to long-term interest rates, thereby potentially lowering the difference between CMS30 and CMS2. For example, monetary policy tightening by the Federal Reserve Bank through open market operations initially generates high nominal short-term interest rates, while long-term rates typically rise by a smaller amount. As a result, the difference between short-term interest rates and long-term interest rates typically decreases when contractionary monetary policy shocks occur.

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15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Tax Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes and this summary assumes such treatment is proper and will be respected. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below. For example, the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income, gain, or loss recognized in respect of the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

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15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

The following table assumes an expected issue date of November 30, 2017 and maturity date of November 30, 2032 for the notes and is based upon a hypothetical projected payment schedule and a hypothetical comparable yield equal to 3.2144% per annum (compounded quarterly), that we established for the notes, and shows the amounts of ordinary income from a note that an initial U.S. Holder that holds the note until maturity and pays taxes on a calendar year basis should be required to report each calendar year. The following tables are for illustrative purposes only. The actual tables will be completed on the pricing date and included in the final pricing supplement.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
November 30, 2017 through December 31, 2017	$2.7679	$2.7679
January 1, 2018 through December 31, 2018	$31.5790	$34.3470
January 1, 2019 through December 31, 2019	$30.9448	$65.2917
January 1, 2020 through December 31, 2020	$31.0167	$96.3084
January 1, 2021 through December 31, 2021	$31.0909	$127.3993
January 1, 2022 through December 31, 2022	$31.1676	$158.5669
January 1, 2023 through December 31, 2023	$31.2467	$189.8136
January 1, 2024 through December 31, 2024	$31.3285	$221.1421
January 1, 2025 through December 31, 2025	$31.4129	$252.5549
January 1, 2026 through December 31, 2026	$31.5000	$284.0549
January 1, 2027 through December 31, 2027	$31.5900	$315.6449
January 1, 2028 through December 31, 2028	$31.6829	$347.3277
January 1, 2029 through December 31, 2029	$31.7788	$379.1065
January 1, 2030 through December 31, 2030	$31.8778	$410.9844
January 1, 2031 through December 31, 2031	$31.9801	$442.9644
January 1, 2032 through November 30, 2032	$29.3177	$472.2822

In addition, we have determined the hypothetical projected payment schedule for the notes as follows:

Taxable Year	Payment on February 28	Payment on May 30	Payment on August 30	Payment on November 30
2017	N/A	N/A	N/A	N/A
2018	$17.5000	$17.5000	$17.5000	$17.5000
2019	$7.1836	$7.1836	$7.1836	$7.1836
2020	$7.1836	$7.1836	$7.1836	$7.1836
2021	$7.1836	$7.1836	$7.1836	$7.1836
2022	$7.1836	$7.1836	$7.1836	$7.1836
2023	$7.1836	$7.1836	$7.1836	$7.1836
2024	$7.1836	$7.1836	$7.1836	$7.1836
2025	$7.1836	$7.1836	$7.1836	$7.1836
2026	$7.1836	$7.1836	$7.1836	$7.1836
2027	$7.1836	$7.1836	$7.1836	$7.1836
2028	$7.1836	$7.1836	$7.1836	$7.1836
2029	$7.1836	$7.1836	$7.1836	$7.1836
2030	$7.1836	$7.1836	$7.1836	$7.1836
2031	$7.1836	$7.1836	$7.1836	$7.1836
2032	$7.1836	$7.1836	$7.1836	$1,007.1836

You should be aware that these amounts are not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the table above

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15-Year Fixed to Floating Rate Issuer Callable Capped Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates, due November 30, 2032

and the projected payment schedule, we make no representations regarding the actual amounts of interest payments on the notes after the first four quarterly interest periods.

Sale, Exchange, or Retirement. Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and that holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments) and reduced by any projected payments for previous periods on the notes and, if applicable, increased or decreased by the amount of any positive or negative adjustment that the holder is required to make with respect to the notes under the rules set forth above addressing purchases of notes for an amount that differs from the notes’ adjusted issue price at the time of purchase. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

November 2017	Page PS-17